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                  ONE PRICE CLOTHING STORES, INC. AND SUBSIDIARIES

    EXHIBIT 21 -- SUBSIDIARIES OF THE REGISTRANT


    On February 9, 1994, a subsidiary of the Company, One Price Clothing of Puerto Rico, Inc., was incorporated in Puerto Rico.

    On January 31, 1997, a subsidiary of the Company, One Price Clothing - U.S. Virgin Islands, Inc., was incorporated in the U.S. Virgin Islands.

    On June 11, 1997, a subsidiary of the Company, One Price Realty, Inc., was incorporated in South Carolina.